

August 12, 2010

Via U.S. Mail

Thomas J. Sabatino, Jr., Esq.
Senior Vice President, General Counsel
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

> **Re: UAL Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed August 2, 2010**
> **File No. 333-167801**
>
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed April 27, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 001-06033**

Dear Mr. Sabatino:

We have reviewed your response to our letter dated July 22, 2010 and have the following additional comments. Please note page references refer to the marked version of your document provided by counsel.

Form S-4

Unaudited Comparative Per Share Data, page 18

1. Please provide a footnote to your "Unaudited Comparative Per Share Data," which defines "Continental unaudited pro forma equivalent per share data." As part of the footnote, please describe how the disclosed amounts have been computed and the purpose of the disclosure.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues, page 42

2. We have reviewed your response to our prior comment 23, and we note that you do not believe that it is necessary for MD&A to directly address and quantify the effect that factors such as average ticket price and enplaned passengers have on revenue. As part of your response, you state that changes in the number of passengers boarded and changes in the average price per passenger boarded do not fully explain important underlying revenue trends. However, we similarly do not believe that your metrics such as available seat miles ("ASMs"), revenue passenger miles ("RPMs"), and passenger revenue per available seat mile (PRASM) fully explain (i) all material underlying revenue trends or (ii) the underlying reasons for variances in the amount of revenue generated for comparable reporting periods. For example, while we acknowledge that (a) ASMs is a measure of your company's available capacity, (b) RPMs appears to measure utilization, on the same basis as your measure of available capacity, and (c) PRASM appears to measure your effectiveness at generating revenue relative to your measure of available capacity, none of those metrics quantifies the aggregate effect of price or volume on revenue. In addition, we note that fluctuations in both the number of enplaned passengers and ticket prices drive RPMs and PRASM, as opposed to those metrics driving the variances in enplaned passengers, ticket prices, or passenger revenue.

    For the reasons cited above, we continue to believe that you should supplement your current disclosure with a discussion and analysis of the effects of changes in enplaned passengers and average ticket price on revenue. Please note that we have also reviewed your examples of reasons why changes in the number of enplaned passengers and average ticket price may not fully explain important underlying revenue trends, and we believe that your examples identify additional factors that should be analyzed and discussed in your expanded MD&A disclosure, as applicable. For example, if factors such as changes in average flight length (a) impact average ticket price, (b) offsets or augments the impact of changes in the number of enplaned passengers, or (c) otherwise directly or indirectly impacts revenue, we believe those underlying factors should be addressed in MD&A. Please revise your disclosure in future filings, as appropriate. Provide your proposed expanded disclosure as part of your response.

Operating Expenses, page 45

3. We have reviewed your response to prior comment 24, and we do not believe that you have fully addressed the issues raised in our comment. In this regard, the purpose of our comment was to solicit additional disclosure that analyzes the factors that have resulted in the material differences in the gains or losses realized on "cash" fuel hedges versus "non-cash" fuel hedges. For example, given that in fiscal year 2009, you recognized both

"non-cash" fuel hedge gains of $586 million and "cash" fuel hedge losses of $482 millions, we believe that it would be appropriate to separately discuss drivers of each amount on a separate basis. In this regard, we do not believe that the referenced disclosure in the "Business" section of your Form 10-K addresses this. Furthermore, given the significance of your "cash" and "non-cash" fuel hedges, as well as the period-to-period fluctuations in the reported amounts, we believe that it would be appropriate to discuss such items in MD&A. For the reasons cited above, we re-issue our prior comment. Please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(g) Mileage Plus Awards, page 86

4. We have reviewed your response to our prior comment 25, and it does not appear that you plan to disclose the amount of amount of revenue allocated to each element/deliverable of your mileage sales transactions. While we acknowledge that total marketing revenue attributable to such transactions is not material relative to your company's total reported revenue, it would appear that the amount of revenue allocated to the marketing element could materially impact your reported income, if there are not significant costs attributable to and recognized in connection with that revenue element. In this regard, we cannot concur that revenue should be the sole basis for evaluating materiality. Furthermore, we note that the allocation of the mileage sales revenue is subject to significant estimates and judgments. In this regard, it would appear that those estimates and judgments, as well as changes in market or industry conditions that may impact the estimated fair value of the air transportation element, could result in variances in the percentage of mileage sales revenue allocated to the marketing element versus air transportation element for comparable reporting periods. As such, we believe that in addition to disclosing mileage sales proceeds, you should disclose (i) the amount reclassified from "Advanced purchase of miles" in each reporting period and (ii) the allocation of such amount between "Mileage Plus deferred revenue" and "Other operating revenue." Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Note 3. Asset Impairments and Intangible Assets

Intangibles, page 95

5. Refer to your response to our prior comment 28 and the table that presents the carrying values of your intangible assets. Based upon your response, it appears that it may be useful to provide a footnote to your table which explains that amortization of the Mileage Plus database has been accelerated in early years in order to reflect the greater benefit expected to be realized during such period. Please revise your disclosure accordingly or advise.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

                         Sincerely,

                         Max A. Webb
                         Assistant Director

cc: Via facsimile (212) 474-3700
        George E. Zobitz, Esq.
        Cravath, Swaine & Moore LLP